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                                                                    Exhibit 23.3

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
First Horizon Pharmaceutical Corporation:

We consent to the use of our report dated February 12, 2002 on the Statements of Net Assets to be Sold as of December 31, 2001 and 2000, and the Related Statements of Revenues and Direct Expenses for each of the years in the three-year period ended December 31, 2001 of the Sular Product Line of AstraZeneca Pharmaceuticals LP, an indirect wholly-owned subsidiary of AstraZeneca plc, pursuant to the Asset Purchase Agreement dated February 12, 2002, included herein and to the reference to our firm under the heading "Experts" in the prospectus.


KPMG LLP



Philadelphia, Pennsylvania
March 20, 2002